UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

PROVEN Group, Inc. formerly Life Spectacular, Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-3571886
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

7901 4th St. N STE 4916
St. Petersburg, FL	33702
(Address of principal executive offices)	(Zip Code)

(415) 439-3421
Issuer’s telephone number, including area code

Units

Series A Preferred Stock

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Proven” or “the company” mean PROVEN Group, Inc., a Delaware corporation doing business as Proven Skincare, and its consolidated subsidiaries. On April 27, 2023, The Company legally changed its name from Life Spectacular, Inc. to PROVEN Group, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. BUSINESS

Overview

Proven is a private company that develops, produces and distributes skincare products and fragrance products under the brand names of Proven Skincare and Noteworthy Scents.

The company’s skincare products are formulated with insights from the company’s proprietary skin knowledge database, named the Skin Genome Project. This database encompasses scientific papers on skin and consumer reviews, and a large number of beauty products and ingredients.

The company’s skincare products are tailored to a customer’s specific needs, which we ascertain via a comprehensive consumer questionnaire which we call the Skin Genome Quiz on our website. Once a customer completes this questionnaire, which takes under three minutes to complete, we are able to analyze the needs of the customer and provide them with a well-matched set of skincare products produced by the company.

The company’s fragrance products use a proprietary fragrance matching algorithm that was built using real data from tens of thousands of real people to help consumers find their signature scent. Once a customer completes the questionnaire, we are able to match them with a set of well-matched fragrance products.

Once a customer purchases the products, the company ships the appropriate products directly to a customer’s address.

Principal Products and Services

The company’s skincare products consist of different formulations of a three-product set: a face cleanser, a night moisturizer and a day moisturizer with sun protection. Most of the company’s customers purchase the set of all three products as there is a cost savings for purchasing the set. The set of products usually last about 2-4 months. Most of the company’s customers subscribe to receive their skincare set every 2-4 months. The company also offers different formulations of an eye cream set as well as different formulations of a serum. These products usually last about 2-4 months and most customers subscribe to receive these products every 2-4 months.

The company’s fragrance products consist of different formulations of fragrances. Most of the company’s customers initially purchase a discovery set of sample size products that are curated after the customer fills out a questionnaire. The company offers full and travel size products and a gifting experience which bundles a discovery set and full-size or travel size products.

We disclose all ingredients that will be included in their products prior to their purchase of the products, and the company’s products are currently sold exclusively online through our website.

Market

The global skincare market is estimated to be $142 billion in 2023 and is expected to reach $196 billion by 2030. The global fragrance market was estimated to be $54 billion in 2023 and is expected to reach $80 billion in 2030. We currently operate in the United States, Canada, the UK and parts of the EU.

Direct to Consumer and eCommerce industry trends indicate a difficult market environment including lower market multiples, fewer acquisitions and IPOs, and competitor bankruptcies over the past year. It is uncertain if or when these market conditions may improve.

Competition

Both the skincare and fragrance industries are highly crowded and competitive, and the company faces significant competition. As such, the company may be unable to acquire significant market share. We compete on the basis of our differentiation as a personalized skincare and fragrance provider and a brand that is founded by minority, female founders, and one that is powered by data.

Online Competitors

The company competes with online competitors like Paula’s Choice, Glossier, BeautyCounter and Tatcha, as well as online customized competitors like Curology (primarily focused on acne treatments), Function of Beauty and Prose (started in customized hair, and moved into customized body and skin), and various other small entries without much scale and various large companies trying to use existing brands.

Large Incumbents

L’Oreal, Estee Lauder, Coty, and Shiseido are just a few of the other companies we compete against. The strategy of large incumbent brands is fundamentally to sell as many of the same products to as many customers as possible, resulting in the one-size-fits all nature of many skincare and fragrance products.

We encourage product loyalty by having a subscription program for our PROVEN customers, where people can receive their skincare products at a discount and at regular intervals that they dictate.

Raw Materials/Suppliers

The company’s products are mixed and assembled in a few contract manufacturing labs that conduct skincare and fragrance product formulations and are located in the United States. These manufacturing labs formulate our products to our specifications then fill the formulations into company-supplied bottles and jars.

The company’s formulations undergo stringent quality control processes and testing. Our manufacturing labs comply with current Good Manufacturing Practices, or cGMP, and other regulations and requirements for quality control and quality assurance. They also comply with corresponding maintenance of records, documentation and reporting requirements.

Once our contract manufacturing labs complete the formulation and filling of our products, those filled bottles and jars are then shipped to third-party-logistics providers located in California, Georgia, New York, and Colorado. The third-party-logistics providers are responsible for fulfilling individual end-consumer orders based on a warehouse-logistics software that is connected to our e-commerce platform. As customers purchase our products on our website, the purchase information is sent over to the third-party-logistics provider, who can then pick and pack the products as indicated on our requirements document, and then ship those specified products directly to the customer’s address. All packing materials are provided by the company in the effort to reduce waste and maintain sustainability.

Customer complaints, when they occur, are addressed by a combination of our in-house customer support team members and long-term contract partners. Customers can email us via our customer support email, where they can expect to receive responses within a few working days. If products are not to their satisfaction, customers can receive a reformulation of products that would suit them better.

Employees

We have 32 full-time employees. Promotions, demotions, and dismissal of employees, including executives, have occurred and will continue to occur as management sees fit. As of December 31, 2023, the company has reserved 14,550,910 shares of Common Stock for issuance to officers, directors, employees and consultants of the company pursuant to its Amended and Restated 2017 Stock Plan duly adopted by the Board of Directors and approved by the company stockholders (the “Stock Plan”). Of such reserved shares of Common Stock, 661,756 shares have been issued pursuant to the exercise of outstanding stock options, 11,953,324 options to purchase shares have been granted and are currently outstanding, and 1,935,830 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan.

We engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

The company has the requisite permits to operate in its current capacity, including a Seller’s Permit from the California State Board of Equalization to operate. The contract manufacturing labs who make the company’s various products all meet or exceed regulations and requirements for the manufacturing of skincare products. Some of our formulations are considered Over-The-Counter (OTC) products, and for those products that require them, we have obtained the necessary OTC registration documents from the Food and Drug Administration.

Intellectual Property

We filed for six patents in 2021. Each of these patents are utility patents and are all provisional applications. Subsequently, one application was granted in 2022 and a second application was granted in 2023. One patent application was withdrawn. These patents cover our dynamic questionnaire and product recommendation methods. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our products and formulae. We typically enter into confidentiality or license agreements with employees, consultants, and vendors in an effort to control access to and distribution of formulae, software, documentation and other information. Policing unauthorized use of this information is difficult and the steps taken may not prevent misappropriation of the information. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Noteworthy Holdings, Inc. Acquisition

On July 25, 2022, the Company completed the acquisition of Noteworthy Holdings, Inc. (“Noteworthy”), a customized fragrance company that specializes in finding a signature scent for its consumers. The Company purchased Noteworthy for a total purchase price of $650,000 in the form of SAFE Agreements. As a result, Noteworthy became a wholly owned subsidiary of the Company. Refer to Note 4 of the Notes to Consolidated Financial Statements for further discussion.

Litigation

On January 4, 2022, plaintiff Linda Slade, individually and as the representative of a class of similarly situated people, filed a complaint against the Company alleging that the Company violated the plaintiff’s civil rights for failure to design, construct, maintain, and operate their website to be fully accessible to and independently usable by the plaintiff and other blind or visually-impaired persons. This matter was settled for the $5,000 accrued on May 22, 2023. As of December 31, 2023 there is no other pending litigation or legal matters. We review our legal proceedings and claims on an ongoing basis and follow appropriate accounting guidance when making accrual and disclosure decisions. We establish accruals for those contingencies when the incurrence of a loss is probable and can be reasonably estimated, and disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our consolidated financial statements to not be misleading.

From time to time, we may be involved in litigation relating to contract disputes, employment and other matters that arise in the normal course of our business.

The Company’s Property

The company currently leases its premises and owns no significant plant or equipment. The company leases a virtual office space in St. Petersburg, Florida. The company leased the office space in 2021. The lease was renewed in 2023 with an option to terminate at any time with 3 days written notice and month to month thereafter. The landlord may terminate the lease with 2 days advance written notice to the company.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General

We were formed as a Delaware corporation on May 15, 2017. The company develops, produces and sells skincare and fragrance products directly to consumers. The company’s business model is to sell products directly to consumers via its website. Subscription sales and sales from repeat customers make up a large portion of the company’s revenue. The company differentiates its skincare products through offering formulations that are matched to address a customer’s specific skin needs, lifestyle and environmental factors. The company differentiates its fragrance products through matching products to a customer’s fragrance preferences.

Results of Operations

The following represents our performance highlights:

Revenues

We generate revenues exclusively from direct-to-consumer sales of skincare and fragrance products. Revenues increased by $3,664,775 from $33,357,751 for the year ended December 31, 2022 to $37,022,526 for the year ended December 31, 2023, or by 11.0%. The increase in revenue was due primarily to a full year reflection of revenues from the acquisition of Noteworthy Holdings, Inc.

Cost of Revenues

Cost of revenues consists of the costs of inventory sold, packaging materials costs, inbound freight, and customs and duties. In situations where promotional products are provided by the Company to its customers at the same time as the related saleable product, the cost of these promotional products are recognized as a cost of revenue. The cost of net revenues for 2023 was $5,235,285, resulting in gross profit of $31,787,241 (a net margin of 85.9%) compared to cost of net revenues for 2022 of $7,236,262 and gross profits of $26,121,489 (a net margin of 78.3%). The improvement in margins is a result of the scaling up of Noteworthy which has a higher gross margin profile and operational improvements that we made in 2023.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. The company spends significant amounts on research and development expenses to further its product design and offerings. The company recorded total operating expenses of $38,628,409 for 2023 and $33,093,227 for 2022. Such expenses were composed of:

●	general and administrative expenses of $10,669,719 for 2023 and $7,537,912 for 2022;

●	sales and marketing expenses of $23,713,722 for 2023 and $21,873,525 for 2022; and

●	research and development expenses of $4,244,968 for 2023 and $3,681,790 for 2022.

The increase in our total operating expenses resulted largely from year-over-year increases in customer-related fulfillment and outbound shipping costs, stock-based compensation, and a reflection of a full year of operating expenses from the acquisition of Noteworthy Holdings, Inc.

Other Expense

Other expense consists of interest expense. The company recorded total other expense of $521,114 for 2023 and $1,001,425 for 2022.

Interest expense decreased as the company continued to pay down its short and long-term loans throughout 2023 and did not acquire any additional debt during the year. See “Liquidity and Capital Resources – Indebtedness.”

Net operating loss and Net loss

Accordingly, the company’s net operating loss was $6,841,168 for 2023 and $6,971,738 for 2022; the company’s net loss was $7,362,282 for 2023 and $7,973,163 for 2022.

Liquidity and Capital Resources

As of December 31, 2023, the company had approximately $6,535,751 in cash and cash equivalents on hand. We believe that the proceeds from the Regulation A Offering (described below) and Series A-2 Preferred Stock financing, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for at least the next 12 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Merchant Advances

In 2022, the Company entered into a revenue-share with one lender. In connection with the agreement, the Company receives an advance in the form of credit (merchant advance credit) to be used for selected vendor transactions or approved vendor transactions. The Company repaid its outstanding merchant advance based upon a percentage of future receivables through payment-processor receipts. The Company was responsible for paying the merchant advance regardless of whether the merchant advance credit was utilized.

During the year ended December 31, 2022, the Company received merchant advances totaling $3,360,000, including transaction fees of $360,000. The Company did not receive any merchant advances during the year ended December 31, 2023. Merchant advance transaction fees are included as interest expense in the statements of operations. During the years ended December 31, 2023 and 2022, the Company made repayments on merchant advances totaling $39,462 and $3,155,243, respectively. As of December 31, 2023 and 2022, amounts owed under merchant advance arrangements were $0 and $39,462, respectively.

Indebtedness

During the year ended December 31, 2022, the Company received total proceeds of $9,573,653 from the same lender from 5 financings. The Company paid back fixed recurring monthly amounts over the 12-24 month periods relating to each financing. The loans bore interest from 7% - 14% and mature at various times between January 31, 2023 and August 2, 2024. Interest expense was $842,334 related to these loans for the year ended December 31, 2022. Total repayments for these and prior agreements were $9,216,478 during 2022.

During the year ended December 31, 2023, the Company made repayments of $3,585,057 and $2,390,038 remained current and outstanding as of December 31, 2023. Interest expense for the year ended December 31, 2023 related to these loans was $512,151.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (“EIDL”) assistance program. On December 31, 2020, the company was notified that its EIDL application was approved by the SBA. Per the terms of the EIDL agreement, the company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum. The Loan has repayment terms that commence one year after the origination date.

Total interest expense for the SBA loan was $5,680 and $5,621 for the years ended December 31, 2023 and 2022, respectively.

On March 28, 2024, the company converted its liability due to the co-founders, representing proceeds from the Regulation A offering, into loan payables, separate to each co-founder. The total of both liabilities, less allocated offering costs and expenses, is $688,812. Interest will accrue at a rate of 4.13% per annum. Principal and the balance of interest accrued will be due in full on March 29, 2027 or upon thirty (30) days’ prior written notice of demand by the respective lender.

Issuances of Equity

On August 6, 2021, the company commenced an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Regulation A Offering”), qualifying the offer and sale of up to $60,000,000 of units consisting of .7 shares of Series A Preferred Stock of the company and .3 share of Common Stock from selling shareholders at a price of $6.60 per unit. As of March 31, 2024, the company has closed on cumulative gross proceeds of $2,699,380 and issued 408,997 shares of Series A Preferred Stock.

In October 2021 the Company granted 2,846,421 warrants to purchase Series A preferred stock to an investor. The warrants had an exercise price of $4.2410 per share and expire on the earlier of the first anniversary of the issuance date, the closing of an IPO, or sale of the Company. In 2022, the company and the investor modified the warrants to reduce the exercise price of 848,848 warrants to $3.53, at which point the investor exercised the warrants for approximately $3,000,000. The remaining warrants expired in October 2022. The company also granted the purchasers in the financing certain rights, including registration rights, information rights, a right of first refusal, co-sale rights in certain circumstances and drag-along rights.

During 2023 and pursuant to Section 4(a)(2) of the Securities Act of 1933, the company sold 53,030 shares of Series A Preferred stock to an individual investor for gross proceeds of $349,998 or $6.60 per share. In connection with the investment, the investor received 7,575 warrants to purchase Series A Preferred stock at an exercise price of $6.60 per share, expiring in 1.5 years.

Trend Information

Our primary goal is to add customers in our direct-to-consumer sales channel as well as strengthening our artificial intelligence and technology capabilities. As we add customers, we will be able to grow our brands. Increasing demand, along with additional media coverage in the United States, has driven and continues to drive an increase in sales for the company’s products. There are also several underlying trends that drive the growth of the sector.

With respect to growth in the skincare industry as a whole, in 2019, when the company first launched, the global skincare market was estimated to be $140 billion in size. By 2030, it’s estimated to grow to $196 billion in size, a compound annual growth rate of 3.1%. The global fragrance market was estimated to be $54 billion in 2023 and is expected to grow at a compound annual growth rate of 5.9% to $80 billion in 2030.

There has been a consistent trend towards more online and direct to consumer sales across industries. E-commerce in beauty nearly quadrupled between 2015 and 2022, and its share now exceeds 20 percent, with significant runway ahead. This compares with a 2022 e-commerce share of approximately 30 percent in apparel and footwear, and around 65 percent in toys and games.

Consumers have been increasingly demanding personalized products:

●	59% of customers say that the option of personalization influences their shopping choices, according to an Infosys report.

●	A Forrester report confirmed that 77% of consumers have chosen, recommended, or paid more for a brand that provides the option to personalize.

●	The company is poised to continue to take advantage of these industry trends and continue to execute to grow in the US skincare market with our world class executive, technology and operations teams.

Inflation and interest rate increases since 2021 have created an environment where consumers may be less willing to purchase dispensable products, counteracting some of the other trends noted.

Item 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Mingshu S. Zhao	Co-Chief Executive Officer	40	May 15, 2017 – Present	Full-time
Zaoshi “Amy”Yuan	Chief Technology Officer	39	May 15, 2017 – Present	Full-time
Luke Weston	Co- Chief Executive Officer	42	January 4, 2021 – Present	Full-time
Directors:
Mingshu S. Zhao	Director	40	May 15, 2017 – Present	N/A
Zaoshi Yuan	Director	39	May 15, 2017 – Present	N/A
Akash Bedi	Director	39	October 26, 2021 – Present	N/A
Significant Employees:
Ali Waterman	VP of Finance	33	September 06, 2022 – Present	Full-time
Eric Wong	Head of Engineering	59	May 15, 2017 – Present	Full-time

Executive Officers and Directors

Ming Zhao, Co-Chief Executive Officer and Director:

Ming is the Co-CEO and Co-Founder of Proven Group. Ming holds an MBA degree from Harvard Business School, is a third-generation entrepreneur and is bilingual in English and Chinese. Ming is currently appointed to the board of directors of H&H International Holdings Ltd.

Prior to founding Proven Group, she built and led the Partnerships Team at NerdWallet, a consumer fintech company from 2014 to 2016. Before that, she was a fund of hedge funds investor at the Pacific Alternative Asset Management Company (PAAMCO) from 2011-2013. Prior to that, she was a Private Equity Investor at Bain Capital from 2008-2010, investing in consumer, technology and biotech companies globally. She started her career in Strategy Consulting at the Boston Consulting Group, where she advised Fortune 500 companies on their strategy, operations and distribution.

Zaoshi “Amy” Yuan, Chief Technology Officer and Director:

Amy is the CTO and Co-Founder of Proven Group. She is a computational physicist and participated in scientific simulations on one of the largest super-computer in the world. She also has 8 publications in leading peer-reviewed physics scientific journals.

She is a data scientist and an engineer with a background in math, physics, and high-performance computing with a Postdoctoral Chemical Engineering degree from Stanford University and a PhD in Computational Physics from The University of Southern California.

Prior to founding Proven Group, Amy was the Lead Data Scientist at Lyra Health from 2015-2017. Prior to that, she was a Lead Data Scientist at McKesson from 2015-2016. At both of these companies, she developed data products that enable better care for people through the use of technology.

Luke Weston, Co-Chief Executive Officer

Luke is the Co-CEO of PROVEN and Co-founder of Noteworthy Holdings, Inc. Luke holds an MBA from Harvard Business School, and is an experienced leader in e-commerce and beauty.

Prior to joining PROVEN, in 2021, Luke was the Chief Digital Officer for L’Oreal’s Luxe division in 2020 where he oversaw all of their digital and e-commerce efforts. Prior to that, he was the Chief Revenue Officer at Function of Beauty from 2018-2019, overseeing their rapid expansion into new products and over 30 new geographies. Prior to that, he was the Chief Strategy Officer at Melissa & Doug from 2016 to 2017. Prior to that, he held positions of increasing responsibility at Unilever, McKinsey, and Colgate-Palmolive from 2003-2015.

Akash Bedi, Director

Akash Bedi currently serves as the Group Rotating CEO and Chief Executive Officer, North America and Europe at H&H Group. As part of his role at H&H Group, Akash is responsible for the leadership for all aspects of the company’s operations with an emphasis on long-term goals, growth, profit, and return on investment. Prior to joining H&H Group in 2018, Akash held the position of Director, Global Consumer & Retail at HSBC for over 10 years where he worked on M&A transactions from its global offices in New York, London and Hong Kong.

Ali Waterman, VP of Finance

Ali Waterman is the VP of Finance at Proven Group, Inc. where she oversees the company’s Finance and HR functions. She holds an MBA from The University of Chicago Booth School of Business. She is a Finance and Operations professional with extensive leadership experience in FP&A, financial and business operations, and strategic analysis in high growth organizations.

Prior to joining the Company, Ali held positions of increasing responsibility leading up to VP of Finance at Envoy Global from 2017 to 2022. At Envoy, an immigration software and services provider, Ali played an integral role in building financial and operational structures leading to a successful exit in 2021. From 2012 to 2017, she worked as a financial analyst at Harkcon Inc.

Eric Wong, Head of Engineering

Eric has been the company’s Head of Engineering since May 2017. Eric is a tech startup veteran who brings a wealth of experience to PROVEN. From being the first Engineer at mental health unicorn, Lyra Heath to building financial platforms for developing countries in West Africa, Eric is devoted to enabling innovation in mission driven startups in FinTech, Gaming, Marketing, Biomics and now AI Powered Personalized Beauty.

Compensation Of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we did not pay our directors in their capacity as directors. There are three directors in this group. We compensated our executive team, two of whom are also directors, as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Ming S. Zhao	CEO	$238,875	$16,195	$255,070
Zaoshi Yuan	CTO	$238,875	$3,718	$242,593
Luke Weston	COO/Co-CEO	$233,750	$140	$233,890

Other compensation reflects an allowance for wellness, beauty, enrichment, and work-from-home expenses for tenured executives in order to improve the efficiency and maintain the mental health of our executives.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2023, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Proxy Shares (3)	Percent of class owned (2)	Percent of Voting Power (6)
Common Stock	Ming S. Zhao	7,933,226	3,802,607	3,145,266	43.94%	36.51%
Common Stock	Zaoshi Yuan	7,421,508	3,802,607	3,000,000	42.02%	34.81%
Common Stock	All current officers and directors as a group (3 people in this group)	15,591,329	9,877,763	6,145,266	95.35%	72.60%
Series A-2 Preferred Stock(4)	New H2 Limited (5)	3,112,443	0	0	96.32%	10.39%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o Proven Group, Inc., 7901 4th St N, STE 4916, St. Petersburg, Florida 33702.

(2)	The Percent of Class includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

(3)	Includes shares sold in the Regulation A over which investors granted Ms. Zhao a proxy, and includes shares owned by trusts over which the trustees of such trusts have granted Ms. Zhao and Ms. Yuan, respectively, voting proxies.

(4)	With the exception of Luke Weston, who owns 102,066 shares of the company’s Series Seed-7 Preferred Stock, none of the company’s officers and directors owns any shares of the company’s preferred stock.

(5)	New H2 Limited is owned by Health & Happiness Group. Akash Bedi is H2 Limited’s designated member of the company’s board of directors and disclaims beneficial ownership of the shares of Series A-2 Preferred Stock.

(6)	Percent of Voting Power represents the total voting power across all shares of Common Stock and Series A-2 Preferred Stock, which are the only 2 classes of the company’s securities entitled to vote.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In January 2022, the company entered into a Simple Agreement for Future Equity Agreement with Noteworthy Holdings, Inc. (“Noteworthy”) and invested $200,000. Noteworthy was controlled by Luke Weston, the Company’s Chief Operating Officer at the time.

On July 25, 2022, the company completed the acquisition of Noteworthy. The company purchased Noteworthy Holdings, Inc. for a total purchase price of $650,000 in cash and SAFE Agreements. As a result, Noteworthy became a wholly owned subsidiary of the company.

In May 2023, the company issued a payment for, and cancellation of, a SAFE for $250,000 related to the 2022 acquisition of Noteworthy.

On March 28, 2024, the company converted its liability due to two of our directors and executive officers, Ming Zhao and Zaoshi Yuan, representing proceeds from the Regulation A offering, into loan payables. The total of both liabilities, less allocated offering costs and expenses, is $688,812. Interest will accrue at a rate of 4.13% per annum. Principal and the balance of interest accrued will be due in full on March 29, 2027 or upon thirty (30) days’ prior written notice of demand by the respective lender.

Item 6. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U.

Item 7. CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

PROVEN Group, Inc. formerly Life Spectacular, Inc.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

PROVEN Group, Inc. formerly Life Spectacular, Inc.

Opinion

We have audited the accompanying consolidated financial statements of PROVEN Group, Inc. dba Proven Skincare, formerly Life Spectacular, Inc. (a Delaware corporation, the “Company”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon
Newport Beach, California
April 29, 2024

PROVEN Group, Inc. formerly Life Spectacular, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$6,535,751	$9,008,022
Inventory	3,307,062	3,214,718
Prepaid expenses and other current assets	797,470	813,279
Subscription receivable	2,205	132,995
Total current assets	10,642,488	13,169,014
Deposits	49,441	60,325
Property and equipment, net	45,471	-
Goodwill	123,223	123,223
Intangible assets	4,567	4,567
Total assets	$10,865,190	$13,357,129

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,777,633	$4,361,738
Accrued expenses	1,111,610	908,231
Deferred revenue	843,348	312,766
Due to related parties	688,812	366,440
Merchant advances	-	39,462
Loan payable, current	2,390,038	3,585,057
Total current liabilities	7,811,441	9,573,694
Loan payable	150,000	2,539,938
Future equity obligations	500,010	600,010
Total liabilities	8,461,451	12,713,642

Commitments and contingencies (Note 12)

Stockholders’ equity:
Series A-2 preferred stock, $0.00001 par value, 5,675,915 shares authorized, 3,231,280 shares issued and outstanding as of both December 31, 2023 and December 31, 2022, liquidation preference of $11,419,990 as of December 31, 2023 and 2022	32	32
Series A preferred stock, $0.00001 par value, 6,717,483 shares authorized, 424,282 and 240,576 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively, liquidation preference of $2,880,262 and $1,587,802 as of December 31, 2023 and 2022, respectively	4	2
Series Seed preferred stock, $0.00001 par value, 17,582,397 shares authorized, 17,582,397 shares issued and outstanding as of both December 31, 2023 and December 31, 2022, liquidation preference of $9,206,101 as of December 31, 2023 and 2022	176	176
Common stock, $0.00001 par, 69,740,303 shares authorized, 26,710,591 and 26,698,078 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	267	267
Additional paid-in capital	86,989,091	77,866,559
Accumulated deficit	(84,585,831)	(77,223,549)
Total stockholders’ equity	2,403,739	643,487
Total liabilities and stockholders’ equity	$10,865,190	$13,357,129

See accompanying notes to these consolidated financial statements.

PROVEN Group, Inc. formerly Life Spectacular, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2023	2022
Net revenues	$37,022,526	$33,357,751
Cost of net revenues	5,235,285	7,236,262
Gross profit	31,787,241	26,121,489

Operating expenses:
General and administrative	10,669,719	7,537,912
Sales and marketing	23,713,722	21,873,525
Research and development	4,244,968	3,681,790
Total operating expenses	38,628,409	33,093,227

Loss from operations	(6,841,168)	(6,971,738)

Other expense:
Interest expense	(521,114)	(1,001,425)
Total other expense, net	(521,114)	(1,001,425)

Provision for income taxes	-	-
Net loss	$(7,362,282)	$(7,973,163)

Weighted average common shares outstanding -
basic and diluted	26,703,270	26,502,933
Net loss per common share - basic and diluted	$(0.28)	$(0.30)

See accompanying notes to these consolidated financial statements.

PROVEN Group, Inc. formerly Life Spectacular, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A-2		Series A		Series Seed				Additional		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balances at December 31, 2021	2,362,626	$24	139,496	$1	17,582,397	$176	26,344,104	$263	$71,114,533	$(69,250,386)	$1,864,611
Issuance of Series A preferred stock	-	-	101,080	1	-	-	-	-	667,127		667,128
Issuance of Series A2 Preferred Stock	19,806	-	-	-	-	-	-	-	69,998	-	69,998
Issuance of Series A2 Preferred Stock	848,848	8	-	-	-	-			2,999,990		2,999,998
Offering costs	-	-	-	-	-	-			(47,084)		(47,084)
Exercise of stock options	-	-	-	-	-	-	353,974	4	124,007	-	124,011
Stock-based compensation	-	-	-	-	-	-	-	-	2,937,988	-	2,937,988
Net loss	-	-	-	-	-	-	-	-	-	(7,973,163)	(7,973,163)
Balances at December 31, 2022	3,231,280	$32	240,576	2	17,582,397	176	26,698,078	267	77,866,559	(77,223,549)	643,487
Issuance of Series A preferred stock	-	-	183,706	2	-	-	-	-	1,212,458	-	1,212,460
Offering costs	-	-	-	-	-	-	-	-	(13,155)	-	(13,155)
Exercise of stock options	-	-	-	-	-	-	12,513	-	10,261	-	10,261
Stock-based compensation	-	-	-	-	-	-	-	-	7,912,968	-	7,912,968
Net loss	-	-	-	-	-	-	-	-	-	(7,362,282)	(7,362,282)
Balances at December 31, 2023	3,231,280	$32	424,282	$4	17,582,397	$176	26,710,591	$267	$86,989,091	$(84,585,831)	$2,403,739

See accompanying notes to these consolidated financial statements.

PROVEN Group, Inc. formerly Life Spectacular, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(7,362,282)	$(7,973,163)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	7,912,968	2,937,988
Depreciation and amortization	4,584	-
Changes in operating assets and liabilities:
Inventory	(92,344)	809,323
Prepaid expenses and other current assets	15,809	(120,668)
Accounts payable	(1,584,108)	993,000
Accrued expenses	203,380	(648,009)
Deferred revenue	530,582	(187,720)
Net cash used in operating activities	(371,411)	(4,189,249)
Cash flows from investing activities:
Net cash consideration in business combination	-	(174,421)
Acquisition of property and equipment	(50,055)	-
Deposits	10,885	30,674
Net cash used in investing activities	(39,170)	(143,747)
Cash flows from financing activities:
Due to related parties	322,373	63,223
Subscription receivable	130,790	-
Repayments of merchant advances, net	(39,462)	(25,548)
Proceeds from future equity obligations	150,000	150,010
Repayments of future equity obligations	(250,000)	-
Issuance of loan payable	-	9,573,653
Repayments of loan payable	(3,584,957)	(9,216,478)
Issuance of Series A preferred stock	1,212,460	3,606,509
Offering costs	(13,155)	(47,084)
Exercise of stock options	10,261	124,011
Net cash (used in) provided by financing activities	(2,061,690)	4,228,296
Net change in cash and cash equivalents	(2,472,271)	(104,700)
Cash and cash equivalents at beginning of year	9,008,022	9,112,722
Cash and cash equivalents at end of year	$6,535,751	$9,008,022

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$515,973	$-

Supplemental disclosure of non-cash financing activities:
Future equity obligations issued pursuant to business combination	$-	$450,000
Subscription receivable	$2,205	$130,615

See accompanying notes to these consolidated financial statements.

PROVEN Group, Inc. formerly Life Spectacular, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

PROVEN Group, Inc. (the “Company”) is a corporation formed on May 15, 2017 under the laws of the State of Delaware. The Company consists of Proven Skincare (“Proven”) and Noteworthy Holdings, Inc. (“Noteworthy”). Proven sells customized skincare products through its website and online platform to individual customers directly. Noteworthy offers personalized fragrance products through its website and online platform directly to customers. The Company is headquartered in St. Petersburg, Florida. On April 27, 2023, the Company legally changed its name from Life Spectacular, Inc. to PROVEN Group, Inc.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, and has used cash in operations of $371,411 and $4,199,195 for the years ended December 31, 2023 and 2022, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through its increasing revenues, current capital on hand, and the sale of equity through its current Regulation A offering as well as other equity financing that may be available to us. We, therefore, believe that any substantial doubt about the Company’s ability to continue as a going concern has been alleviated. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, inventory, valuations of common stock, and future equity obligations. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

 Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The carrying values of the Company’s accounts receivable, prepaid expenses, accounts payable, and accrued expenses and approximate their fair values due to the short maturity of these instruments. The Company’s future equity obligations are carried at fair value, determined based on Level 3 inputs in the fair value hierarchy described above (see Notes 5 and 9).

Inventory

Inventories consist of components, finished goods, and products in transit from the Company’s suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

As of December 31, 2023 and 2022, inventory included approximately $117,000 and $96,000 in transit, respectively.

Subscription Receivable

Subscription receivable represents the amount owed to the Company from the sale of units in the Company’s Regulation A offering.

Acquisitions, Goodwill and Other Intangible Assets

The Company allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill. The Company uses a variety of information sources to determine the value of acquired assets and liabilities, including: identifiable intangibles and inventories; and legal counsel or other experts to assess the obligations associated with legal, environmental or other claims.

Goodwill and indefinite-lived intangibles are not amortized but are instead evaluated annually for impairment as part of the Company’s annual financial review, or when indicators of a potential impairment are present. The annual test for impairment performed for goodwill can be qualitative or quantitative, taking into consideration certain factors surrounding the fair value of the goodwill including, level by which fair value exceeded carrying value in the prior valuation, as well as macroeconomic factors, industry conditions and actual results at the test date.

The Company evaluates indefinite-lived intangible assets, which consist of trademarks, for impairment on an annual basis. Similar to goodwill, the impairment test can be qualitative or quantitative, taking into consideration certain factors surrounding the fair value of the brand names including, level by which fair value exceeded carrying value in the prior valuation, as well as macroeconomic factors, industry conditions and actual results at the test date.

Refer to Note 4 of Notes to Consolidated Financial Statements for further discussion on goodwill and other intangible assets.

Revenue Recognition

The Company determines revenue recognition through the following steps in accordance with ASC 606, Revenue from Contracts with Customers (ASC 606):

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue solely from e-commerce transactions, which is considered a single performance obligation. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and refunds to arrive at net revenue. Sales tax collected from clients is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense, and are therefore not evaluated as a separate performance obligation.

Contract Liability

Contract liabilities are recorded when a customer pays consideration, or the Company has a right to an amount of consideration that is unconditional, before the transfer of a good or service to the customer and thus represent the Company’s obligation to transfer the good or service to the customer at a future date. The Company’s contract liabilities are included as deferred revenue on the balance sheets and consist of (i) payments received in advance of product delivery to the customer and (ii) the promise of future products to be delivered to existing customers. As of December 31, 2023 and 2022, total contract liabilities were $843,348 and $312,766, respectively. The Company expects deferred revenue for all contract liabilities to be recognized within one year.

Cost of Revenue

Cost of revenue consists of the costs of inventory sold, packaging materials costs, inbound freight, and customs and duties. In situations where promotional products are provided by the Company to its customers at the same time as the related saleable product, the cost of these promotional products are recognized as a cost of revenue.

Sales and Marketing

Sales and marketing expenses include fulfillment center operations, third-party logistics costs, and payment processing fees, as well as marketing and advertising costs.

The Company also includes outbound freight associated with shipping goods to customers as a component of sales and marketing expenses. During the years ended December 31, 2023 and 2022, shipping and handling costs were $3,096,561 and $2,577,171, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits costs, professional services and information technology.

Advertising Costs

Advertising costs are included in sales and marketing expenses and are expensed as incurred. Advertising costs were $12,696,193 and $14,021,255 for the years ended December 31, 2023 and 2022, respectively.

Research and Development Costs

Costs related to the development of the Company’s products and future offerings are included in research and development expenses and are expensed as incurred.

Future Equity Obligations

The Company accounts for its Simple Agreements for Future Equity (“SAFEs”) as derivative liabilities under the FASB’s ASC section 815-10 and ASC section 815-40.

Deferred Offering Costs

The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2023 and 2022 are as follows:

	December 31,	December 31,
	2023	2022
Series A-2 Preferred Stock (convertible to common stock)	3,231,280	3,231,280
Series A Preferred Stock (convertible to common stock)	424,282	240,576
Series Seed Preferred Stock (convertible to common stock)	17,582,397	17,582,397
Preferred and common stock warrants	369,275	336,700
Stock options	11,901,399	9,026,835
Total potentially dilutive shares	33,508,633	30,417,788

As of December 31, 2023, there was an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations (see Note 9).

Recently Issued and Adopted Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	NOTEWORTHY ACQUISITION

On July 25, 2022, the Company completed the acquisition of Noteworthy Holdings, Inc. (“Noteworthy”), a customized fragrance company that specializes in finding a signature scent for its consumers. The Company purchased Noteworthy for a total purchase price of $650,000 in cash and SAFE Agreements. As a result, Noteworthy became a wholly owned subsidiary of the Company. Noteworthy Holdings, Inc. was controlled and majority owned by Luke Weston, the Company’s Chief Operating Officer at the time. The Company accounted for the Noteworthy Acquisition utilizing the acquisition method of accounting, which requires assets and liabilities to be recognized based on estimates of their acquisition date fair values. The determination of the values of the acquired assets and assumed liabilities, including goodwill, other intangible assets and deferred taxes, requires significant judgment. We have calculated fair values of the assets and liabilities acquired from Noteworthy, including goodwill and intangible assets and working capital. The Company completed the final fair value determination of the Noteworthy Acquisition in the fourth quarter of fiscal year 2022.

The following table provides the allocation of the purchase price related to the Noteworthy Acquisition based upon the fair value of assets and liabilities assumed:

Purchase Price
Allocation
Cash and cash equivalents	$25,579
Inventory	560,020
Prepaid expenses and other current assets	2,380
Intangible assets	4,567
Goodwill	123,223
Accounts payable	(65,769)
Purchase price consideration	$650,000

Cash	$200,000
Future equity obligations	450,000
Purchase price consideration	$650,000

The acquired goodwill represents the value in excess of the net assets and liabilities acquired at the acquisition date. Intangible assets acquired consist of the Noteworthy tradename.

5.	FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities are subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

Future Equity
Obligations
Balance, December 31, 2022	$600,010
Issuance of future equity obligations for proceeds	150,000
Payment for, and cancellation of, future equity obligations	(250,000)
Balance, December 31, 2023	$500,010

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in the current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs. In instances where a future equity obligation is issued close to a period end, and there are no changes to the estimated fair value of the Company’s underlying common stock, or material changes in Company circumstances, the Company may conclude that the value of the instrument is what the investor paid, as such is an arms-length transaction.

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2023 and 2022:

	Fair Value Measurements as of December 31, 2023:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$500,010	$500,010
	$-	$-	$500,010	$500,010

	Fair Value Measurements as of December 31, 2022:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$600,010	$600,010
	$-	$-	$600,010	$600,010

As of December 31, 2022, the carrying value of the outstanding future equity obligations represented the fair value based upon the timing of the respective issuances.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2023	2022
Prepaid inventory and deposits	$528,160	$360,747
Software	123,767	31,693
Advertising	27,865	284,720
Other	117,678	136,119
	$797,470	$813,279

7. PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment, net:

	December 31,	December 31,
	2023	2022
Furniture and Fixtures	$44,260	$-
Computer equipment	5,795	-
Less: Accumulated depreciation	(4,584)	-
Property and equipment, net	$45,471	$-

Depreciation expense was $4,584 and $0 for the years ended December 31, 2023 and 2022, respectively.

8.	DEBT

Merchant Advances

In 2022, the Company entered into a revenue-share with one lender. In connection with the agreement, the Company receives an advance in the form of credit (merchant advance credit) to be used for selected vendor transactions or approved vendor transactions. The Company repaid its outstanding merchant advance based upon a percentage of future receivables through payment-processor receipts. The Company was responsible for paying the merchant advance regardless of whether the merchant advance credit was utilized.

During the year ended December 31, 2022, the Company received merchant advances totaling $3,360,000, including transaction fees of $360,000. The Company did not receive any merchant advances during the year ended December 31, 2023. Merchant advance transaction fees are included as interest expense in the statements of operations. During the years ended December 31, 2023 and 2022, the Company made repayments on merchant advances totaling $39,462 and $3,155,243, respectively. As of December 31, 2023 and 2022, amounts owed under merchant advance arrangements were $0 and $39,462, respectively.

Loans Payable

During the year ending December 31, 2022, the Company received total proceeds of $9,573,653 from the same lender from 5 financings. The Company pays back fixed recurring monthly amounts over the 12-24 month periods relating to each financing. The loans bear interest from 7% - 14% and mature at various times between January 31, 2023 and August 2, 2024. Interest expense was $842,334 related to these loans for the year ended December 31, 2022. Total repayments for these and prior agreements were $9,216,478 during 2022.

During the year ended December 31, 2023, the Company made repayments of $3,585,057 and $2,390,038 remained current and outstanding as of December 31, 2023. Interest expense for the year ended December 31, 2023 related to these loans was $512,151.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. During 2021, the Company was notified that its EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum. The Loan has repayment terms that commence one year after the origination date.

Total interest expense for the SBA loan was $5,680 and $5,621 for the years ended December 31, 2023 and 2022, respectively.

9.	FUTURE EQUITY OBLIGATIONS

During the year ended December 31, 2022, the Company entered into Simple Agreements for Future Equity (“SAFEs”) for total proceeds of $150,010. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap of $189,750,000.

In connection with the Noteworthy acquisition (see Note 4), the Company issued a SAFE for $450,000 as part of the purchase price consideration. The agreement has a valuation cap of $190,000,000.

In May 2023, the Company issued a payment for, and cancellation of, a SAFE for $250,000 related to the 2022 acquisition of Noteworthy. Additionally in June 2023, the Company entered into a SAFE for a purchase amount of $150,000. The agreement has a valuation cap of $190,000,000.

If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

10.	STOCKHOLDERS’ EQUITY

Preferred Stock

The Company’s Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on October 22, 2021, authorized the Company to issue a total of 29,975,795 shares of Preferred Stock, $0.00001 par value per share, of which (i) 1,077,005 shares were designated as Series Seed-1 Preferred Stock, (ii) 1,292,514 shares were designated as Series Seed-2 Preferred Stock, (iii) 30,618 shares were designated as Series Seed-3 Preferred Stock, (iv) 5,884,428 shares were designated as Series Seed-4 Preferred Stock, (v) 6,531,944 shares were designated as Series Seed-5 Preferred Stock, (vi) 2,357,622 shares were designated as Series Seed-6 Preferred Stock, (vii) 408,266 shares were designated as Series Seed-7 Preferred Stock, (viii) 6,717,483 shares were designated as Series A Preferred Stock, and (ix) 5,675,915 shares were designated as Series A-2 Preferred Stock. On the accompanying balance sheets, the various Series Seed Preferred Stock are presented in aggregate as Series Seed Preferred Stock.

The holders of each class of stock shall have the following rights and preferences:

Common Stock: Each holder of shares of Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited. The holders of the Common Stock are entitled to elect, remove and replace all directors of the Company, other than the director elected by the holders of Series A-2 Preferred Stock. The holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, subject to the rights of any senior Preferred Stock that may then be outstanding, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors. In the event of the company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock.

Preferred Stock: See descriptions of the Preferred Stock rights and preferences set forth in the “Dividends”, “Voting”, and “Liquidation” sections below.

Dividends

The holders of the Company’s Series A-2 Preferred Stock are entitled to receive, only if declared by the Board of Directors, dividends at the rate of 8% of the original issue price of such stock prior and in preference to any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock first receive, or simultaneously receive, in addition to the Series A-2 Preferred Stock dividend, a dividend on each outstanding share of Preferred Stock as set forth in the Company’s Amended and Restated Certificate of Incorporation.

Voting

Shares of Preferred Stock except the Series A-2 Preferred Stock shall be non-voting and shall not be entitled to vote on any matter submitted to a vote of stockholders of the company. Each holder of Series A-2 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock held by such holder as if the shares of Series A-2 Preferred Stock held by such holder were converted into shares of Common Stock. Subject to the provisions of the Company’s Amended and Restated Certificate of Incorporation, the holders of Series A-2 Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event as the case may be, the holders of shares of Series A-2 Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to its stockholders pro rata based on the number of shares held by each such holder on an as-converted to Common Stock basis.

Conversion

A portion or all of the shares of Preferred Stock may, upon the election of a majority of the outstanding shares of Preferred Stock, specified by vote or written consent, be converted at any time into fully-paid and nonassessable shares of Common Stock. The initial conversion rate shall be one-for-one. The conversion rate shall change as provided in the Amended and Restated Certificate of Incorporation.

Transactions

In 2023, the Company issued 183,706 units in its Regulation A offering for gross proceeds of $1,212,460, which required the issuance of 130,676 shares of Series A Preferred Stock. Of the gross proceeds, $848,722 has been allocated to the Series A preferred stock and is included as part of additional paid-in capital while $363,737 is payable to selling shareholders in the Regulation A financing and is included in due to related parties as of December 31, 2023 in the accompanying consolidated balance sheets.

During 2023, the Company sold 53,030 shares of Series A Preferred stock to an individual investor for gross proceeds of $349,998 or $6.60 per share. In connection with the investment, the investor received 7,575 warrants to purchase Series A Preferred stock at an exercise price of $6.60 per share, expiring in 1.5 years.

During the year ended December 31, 2022, the Company issued 868,654 shares of Series A-2 Preferred Stock to investors at a price per share of $3.5342, of which approximately $3,000,000 was from the exercise of 848,848 Series A-2 Preferred Stock warrants (see below).

In 2022, the Company issued an additional 101,080 shares of Series A Preferred Stock pursuant to its Regulation A financing noted above for gross proceeds of $667,128.

PROVEN Group, Inc. 2017 Stock Plan

The Company has adopted the PROVEN Group, Inc. 2017 Stock Plan (“2017 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan, as amended and restated, was 14,550,910 shares as of December 31, 2023. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. As of December 31, 2023, there were 1,935,830 shares available for grant.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2021	1,309,785	$0.25	$-
Granted	8,712,087	0.82
Exercised	(353,974)	0.25
Forfeited	(641,063)	0.72
Outstanding as of December 31, 2022	9,026,835	$0.76	$10,982,284
Granted	3,083,494	0.82
Exercised	(1,788)	0.82
Forfeited	(207,142)	0.82
Outstanding as of December 31, 2023	11,901,399	$0.78	$69,301,241

Exercisable as of December 31, 2022	3,471,307	$0.65	$4,616,838
Exercisable as of December 31, 2023	6,185,171	$0.75	$36,181,670

As of December 31, 2023, the weighted average duration to expiration of outstanding options was 8.2 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended
	December 31,
	2023	2022
Risk-free interest rate	3.61%	1.79%
Expected term (in years)	6.25	6.18
Expected volatility	55.00%	55.00%
Expected dividend yield	0%	0%
Fair value per stock option	$5.99	$1.41

The total grant-date fair value of the options granted during the years ended December 31, 2023 and 2022 was $18,470,994 and $11,979,604, respectively. Stock-based compensation expense for stock options of $7,821,218 and $2,937,988, respectively, was recognized for the years ended December 31, 2023 and 2022. In 2023, $4,793,777 was classified in general and administrative expenses, $1,157,572 was classified in research and development expenses and $1,869,870 was classified in sales and marketing expenses. in the consolidated statements of operations. In 2022, all stock-based compensation was classified in general and administrative expenses in the consolidated statements of operations. Total unrecognized compensation costs related to non-vested stock option awards amounted to $14,824,379 as of December 31, 2023, which will be recognized over a weighted-average period of 1.9 years.

Warrants

In connection with the Company’s Series A financing (see Note 8), in October 2021 the Company granted 2,846,421 warrants to purchase Series A preferred stock to an investor. The warrants had an exercise price of $4.2410 per share and expire on the earlier of the first anniversary of the issuance date, the closing of an IPO, or sale of the Company. In 2022, the Company and the investor modified the warrants to reduce the exercise price of 848,848 warrants to $3.53, at which point the investor exercised the warrants for approximately $3,000,000. See above for 2022 transactions. The remaining warrants expired during 2022.

In connection with the Company’s planned Regulation A offering (see Note 9), in January 2021 the Company granted contingent warrants to Crush Capital, Inc., which contained both vesting terms and financing events that were required to occur before the underlying warrants were exercisable, including the initial sale of shares under the Regulation A financing. The number of warrants granted amounts to an equity value of $2,222,222 divided by the price of the capital stock sold in the Regulation A financing. The number of total warrants issued to Crush Capital, Inc. were 336,700 shares based on the Regulation A price of $6.60 per unit, consisting of 235,690 warrants to purchase Series A preferred stock issued by the Company and 101,010 common stock warrants to purchase Common Stock issued by the selling shareholders. The warrants vest based on three tranches of 34%, 33% and 33% pursuant to specified milestones. The warrants will be recognized as offering costs of the underlying stock issued when recognition occurs. During 2022, the first tranche was vested; however, the Company does not expect the remaining tranches to vest based on the circumstances as of the date of these consolidated financial statements.

In connection with the Company’s issuance of Series A preferred stock, the Company granted 7,575 Series A preferred stock warrants with an exercise price of $6.60 per share in 2023. The warrants have a grant-date fair value of $16,362. The warrants vested immediately. The issuance of warrants was offset by the underlying issuance of Series A preferred stock to additional paid-in capital, and therefore had no effect to the financial statements.

In 2023, the Company granted 25,000 Series A preferred stock warrants with an exercise price of $3.53 per share to a consultant. The warrants vested immediately. The Company recorded stock-based compensation expense of $91,750 pertaining to these warrants, which is included in general and administrative expenses in the consolidated statements of operations. The warrants were valued with similar inputs to those disclosed above for stock option.

As of December 31, 2023, the Company had 268,265 preferred stock warrants outstanding and 101,010 common warrants outstanding.

11.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, research and development and net operating loss carryforwards. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $5,021,067 and $6,225,347, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2023	2022
Deferred tax assets (liabilities)
Net operating loss carryforwards	$3,897,234	$4,441,174
Accruals and other	(86,375)	136,831
Stock-based compensation	671,684	702,574
Research and development tax credit carryforwards	(1,175)	162,537
Research and experimentation capitalization	539,699	603,276
Valuation allowance	(5,021,067)	(6,046,392)
Net deferred tax assets (liabilities)	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2023 and 2022, cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, valuation allowances of $5,021,067 and $6,046,392 were recorded as of December 31, 2023 and 2022, respectively. Valuation allowance decreased by $1,025,325 during the year ended December 31, 2023 and increased by $1,326,624 during the year ended December 31, 2022. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 25.6%. The effective rate is reduced to 0% for 2023 and 2022 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. On December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $15,208,242 and $17,228,325, respectively, which may be carried forward indefinitely.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018 and subsequent tax years remain open to examination.

12.	COMMITMENTS AND CONTINGENCIES

Sales Tax

It was determined that the Company’s sales may be subject to sales tax in certain jurisdictions. The Company is currently assessing its positions and had an estimated liability of $310,985 and $232,599 for sales tax exposure as of December 31, 2023 and 2022, respectively. The Company believes that the ultimate resolution will not be materially different from the estimated liability recorded.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition, or results of operations.

13.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 29, 2024, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements except for the following:

On March 28, 2024, the company converted its liability due to related parties, representing proceeds from the Regulation A offering, into loan payables, separate to each co-founder. The total of both liabilities, less allocated offering costs and expenses, is $688,812. Interest will accrue at a rate of 4.13% per annum. Principal and the balance of interest accrued will be due in full on March 29, 2027 or upon thirty (30) days’ prior written notice of demand by the respective lender.

Item 8. EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021031153/filename4.htm)
2.2	Second Amended and Restated Bylaws (Filed with the Form 1-APOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023065133/ea183003ex2-2_provengroup.htm)
2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (Filed with the Form 1-U of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023036499/ea178015-1u_provengroup.htm)
3.1	Form of Selling Stockholder Irrevocable Power of Attorney (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021035025/ea143542ex3-1_lifespecta.htm)
3.2*	Investors’ Rights Agreement (Filed with the Form 1-K of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023034661/ea177615ex3-2_lifespectac.html)
3.3*	Voting Agreement (Filed with the Form 1-K of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023034661/ea177615ex3-3_lifespectac.htm)
3.4*	Right of First Refusal and Co-Sale Agreement (Filed with the Form 1-K of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023034661/ea177615ex3-4_lifespectac.htm)
4.1	Form of Subscription Agreement (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021035025/ea143542ex4-1_lifespecta.htm)
6.1	2017 Amended and Restated Stock Plan (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021031153/filename8.htm)
6.2	Unsecured Promissory Note – Ming Zhao
6.3	Unsecured Promissory Note – Zaoshi Yuan
8.1	Escrow Agreement (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021035025/ea143542ex8-1_lifespecta.htm)

*	Portions of this exhibit have been omitted

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVEN Group, Inc. formerly Life Spectacular, Inc.

By Ming S. Zhao
Signature:	/s/ Ming S. Zhao
Chief Executive Officer

Date: April 29, 2024

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ming S. Zhao
Ming S. Zhao, Principal Executive Officer and Director

Date: April 29, 2024

/s/ Zaoshi Yuan
Zaoshi Yuan, Principal Financial Officer, Principal Accounting Officer and Director

Date: April 29, 2024

Akash Bedi, Director